UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 20, 2012 relating to the Interim Results for the six months ended February 29, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Lai Ni Quiaque
Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: April 20, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 29 FEBRUARY 2012

HIGHLIGHTS

•	Total revenue grew by 11.2% for the six months ended 29 February 2012 to HK$918.3 million mainly due to strong fixed telecommunications network services (FTNS) business

•	Achieved an earning before interest, tax, depreciation and amortisation (“EBITDA”) of HK$281.2 million for the six months ended 29 February 2012

•	FTNS turnover increased by 13.9% year-on-year to HK$828.0 million, with subscriptions growth of 60,000 to 1,307,000 for the six months ended 29 February 2012

•	Basic earnings per share amounted to HK17.5 cents

•	Declared an interim dividend of HK15 cents per ordinary share

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the consolidated income statement for the six months ended 29 February 2012 and the consolidated balance sheet as at 29 February 2012 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 29 February 2012

			Six Months ended
			29 February	28 February
			2012	2011
	Note		HK$’000	HK$’000
Turnover	3		918,294	825,906
Network costs and costs of sales	4		(167,189)	(103,781)
Other operating expenses			(591,335)	(527,911)
Other income, net	5		3,307	3,210
Finance costs, net	6	(a)	(1,478)	247

Profit before taxation	6		161,599	197,671
Income tax expense	8		(26,922)	(30,059)

Profit for the period			134,677	167,612

Attributable to:
Equity shareholders of the Company			135,468	167,612
Non-controlling interest			(791)	—

Profit for the period			134,677	167,612

Basic earnings per share	10		HK 17.5 cents	HK 21.9 cents

Diluted earnings per share	10		HK 17.1 cents	HK 21.1 cents

UNAUDITED CONSOLIDATED BALANCE SHEET

As at 29 February 2012

		29 February	31 August
		2012	2011
	Note	HK$’000	HK$’000
Non-current assets

Goodwill		1,066	1,066
Intangible asset		2,450	—
Fixed assets		1,734,054	1,642,701
Long term receivable and prepayment		7,595	4,101
Deferred expenditure		3,487	15,323
Deferred tax assets		3,395	—

		1,752,047	1,663,191

Current assets

Inventories		25,718	—
Accounts receivable	11	64,439	71,999
Other receivables, deposits and prepayments		127,592	90,984
Deferred expenditure		42,871	29,312
Cash at bank and in hand		248,077	408,976

		508,697	601,271

Current liabilities

Bank overdrafts – unsecured		7,866	845
Accounts payable	12	20,420	17,419
Other payables and accrued charges		154,757	209,585
Deposits received		28,881	26,969
Current portion – deferred services revenue		73,306	85,895
Tax payable		2,456	2,281
Current portion – obligations under finance leases		102	105

		287,788	343,099

Net current assets		220,909	258,172

Total assets less current liabilities		1,972,956	1,921,363

		29 February	31 August
		2012	2011
	Note	HK$’000	HK$’000
Non-current liabilities

Deferred tax liabilities		139,171	111,138
Long-term deferred services revenue		277	992
Derivative financial instrument		10,731	11,564
Obligations under finance leases		237	288

		150,416	123,982

Net assets		1,822,540	1,797,381

Capital and reserves

Share capital	13	77,308	77,191
Reserves		1,743,573	1,720,190

Total equity attributable to equity shareholders of the Company		1,820,881	1,797,381
Non-controlling interest		1,659	—

TOTAL EQUITY		1,822,540	1,797,381

Notes:

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 20 April 2012.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2011, except for the accounting policies set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2011. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The financial information relating to the financial year ended 31 August 2011 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2011 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 8 November 2011.

2	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:

–	IAS/HKAS 24 (revised 2009), Related party disclosures

–	Improvements to IFRSs/HKFRSs (2010)

The above developments relate primarily to clarification of certain disclosure requirements applicable to the Group’s financial statements. These developments have no material impact on the contents of these interim financial statements for the current or comparative periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Effective from 1 September 2011, the Group has changed its accounting policy with respect to the investment property. The Group now applies fair value model as the valuation model of its investment property, under which the investment property is stated in the balance sheet at fair value at the end of the reporting period. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Prior to this change, cost model was applied and investment property was stated in the balance sheet at cost less accumulated depreciation and impairment loss, if any.

The change in accounting policy has no material impact on the Group’s consolidated financial statements for the six months period ended 29 February 2012.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services (IDD) and fixed telecommunications network (FTNS) services to customers in Hong Kong and Canada.

(a)	Segment information

The Group has two reportable segments, as described below, which are the Group’s strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group’s reporting segments:

—	International telecommunications	: provision of international long distance calls services

—	Fixed telecommunications network	: provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 29 February 2012
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	90,260	828,034	—	918,294
Inter-segment sales	599	7,038	(7,637)	—

Reportable segment turnover	90,859	835,072	(7,637)	918,294

Reportable segment profit (note 3(b))	18,849	140,921		159,770

	Six months ended 28 February 2011
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	98,749	727,157	—	825,906
Inter-segment sales	2,840	7,625	(10,465)	—

Reportable segment turnover	101,589	734,782	(10,465)	825,906

Reportable segment profit (note 3(b))	37,319	156,895		194,214

		Fixed
	International telecommuni-	telecommuni- cations
	cations	network
	services	services	Group
	HK$’000	HK$’000	HK$’000
Reportable segment assets
As at 29 February 2012	322,582	1,938,162	2,260,744

As at 31 August 2011	432,716	1,831,746	2,264,462

(b)	Reconciliation of reportable segment profit or loss

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Segment results	159,770	194,214
Other income	3,307	3,210
Finance costs, net	(1,478)	247

Profit before taxation	161,599	197,671

4	NETWORK COSTS AND COSTS OF SALES

Network costs and costs of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, costs of inventories sold and production costs for the IP-TV and multimedia production services, and do not include depreciation charge which is included in other operating expenses. The costs of inventories sold for the six months ended 29 February 2012 is HK$47,633,000 (For the six months ended 28 February 2011: Nil).

5	OTHER INCOME, NET

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Interest income	2,198	1,317
Other income	1,665	1,183
Net exchange (loss)/gain	(556)	710

	3,307	3,210

6	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and (crediting) the following:

(a)	Finance costs, net

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Interest element of finance leases	11	16
Interest on bank borrowings and other borrowing costs	2,300	3,447
Change in fair value of derivative financial instrument	(833)	(3,870)
Amortisation of upfront costs on bank borrowings	—	160

	1,478	(247)

(b)	Other items

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Advertising and marketing expenses	189,178	163,921
Amortisation of deferred expenditure	18,626	18,181
Depreciation of fixed assets	120,303	105,492
Allowance for doubtful debts	6,727	7,431
Gain on disposal of fixed assets	(2,199)	(602)

7	TALENT COSTS

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Wages and salaries	276,549	244,784
Equity settled share-based transactions	1,627	2,362
Retirement benefit costs—defined contribution plans	25,651	21,795

	303,827	268,941
Less: Talent costs capitalised as fixed assets	(12,066)	(10,343)

	291,761	258,598

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including the directors of the Company.

8	INCOME TAX EXPENSE

The provision for Hong Kong Profits Tax and Corporate Income Tax of the People’s Republic of China are calculated at 16.5% and 15% of the estimated assessable profits derived from respective tax jurisdictions for the period ended 29 February 2012. The directors are of the opinion that a reliable estimate of annual effective tax rates for this interim period cannot be made in view of the launch of multimedia production business and the proposed disposal of the IDD Services and FTNS Service businesses. The Group expects its annual effective tax rates based on year-to-date actual tax calculations represented the best estimate of the annual effective tax rates.

For the interim period ended 28 February 2011, the provisions for Hong Kong Profits Tax and Corporate Income Tax of the People’s Republic of China were calculated by applying the estimated annual effective tax rates that were expected to be applicable in the relevant jurisdictions.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Current taxation
– Hong Kong profits tax
– Provision for interim period	498	—
– Overseas taxation
– Provision for interim period	1,786	1,721
– Special tax credit received in respect of prior year	—	(845)
Deferred taxation relating to the origination and reversal of temporary differences	24,638	29,183

Income tax expense	26,922	30,059

9	DIVIDENDS

(a)	Dividends attributable to the interim period

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share (28 February 2011:
HK15 cents per ordinary share)	115,962	115,277

At a board meeting held on 20 April 2012, the Directors of the Company have recommended to pay an interim dividend of HK15 cents per ordinary share in cash for the six months ended 29 February 2012 (six months ended 28 February 2011: HK15 cents per ordinary share). The interim dividend will be distributed on or about 31 May 2012 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 May 2012.

The interim dividend has not been recognised as a liability on 29 February 2012.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2011, approved and paid during the following interim period, of HK15 cents per ordinary share (six months ended 28 February 2011: HK13.5 cents per ordinary share)	115,901	103,735

10	EARNINGS PER SHARE

	Six months ended
	29 February	28 February
	2012	2011
	HK$’000	HK$’000
Profit attributable to equity shareholders of the Company	135,468	167,612

Weighted average number of ordinary shares

	Six months ended
	29 February	28 February
	2012	2011
	Number of	Number of
	shares	shares
	‘000	‘000
Issued ordinary shares at the beginning of the period	771,912	764,997
Effect of share options exercised	624	2,012

Weighted average number of ordinary shares at the end of the period (basic)	772,536	767,009
Incremental shares from assumed exercise of share options	18,230	25,877

Weighted average number of ordinary shares at the end of the period (diluted)	790,766	792,886

Basic earnings per share	HK 17.5 cents	HK 21.9 cents

Diluted earnings per share	HK 17.1 cents	HK 21.1 cents

11	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	29 February	31 August
	2012	2011
	HK$’000	HK$’000
Within 30 days	45,275	44,949
31 – 60 days	12,779	16,417
61 – 90 days	3,694	6,861
Over 90 days (note)	8,401	10,302

	70,149	78,529
Less: Allowance for doubtful debts	(5,710)	(6,530)

	64,439	71,999

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Note:	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of $23,000 as at 29 February 2012 (31 August 2011: $23,000).

12	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	29 February	31 August
	2012	2011
	HK$’000	HK$’000
Within 30 days	15,378	11,719
31 – 60 days	1,031	245
61 – 90 days	880	733
Over 90 days	3,131	4,722

	20,420	17,419

13	CAPITAL AND RESERVES

					Attributable to equity shareholders of the Company
						Capital				Non-
			Share	Share	Capital	redemption	Retained	Exchange		controlling	Total
			capital	premium	reserve	reserve	profits	reserve	Total	interest	equity
	Note		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2011			77,191	1,083,495	23,759	7	607,783	5,146	1,797,381	—	1,797,381
Changes in equity for the period:
Profit for the period			—	—	—	—	135,468	—	135,468	(791)	134,677
Other comprehensive income			—	—	—	—	—	606	606	—	606

Total comprehensive income for the period			—	—	—	—	135,468	606	136,074	(791)	135,283
Dividend paid in respect of previous year	9	(b)	—	—	—	—	(115,901)	—	(115,901)	—	(115,901)
Shares issued upon exercise of share options			117	2,252	(669)	—	—	—	1,700	—	1,700
Equity settled share-based transactions			—	—	1,627	—	—	—	1,627	—	1,627
Acquisition of a non-wholly owned subsidiary			—	—	—	—	—	—	—	2,450	2,450

At 29 February 2012			77,308	1,085,747	24,717	7	627,350	5,752	1,820,881	1,659	1,822,540

At 1 September 2010			76,500	1,074,997	21,064	7	513,208	2,763	1,688,539	—	1,688,539
Changes in equity for the period:
Profit for the period			—	—	—	—	167,612	—	167,612	—	167,612
Other comprehensive income			—	—	—	—	—	1,564	1,564	—	1,564

Total comprehensive income for the period			—	—	—	—	167,612	1,564	169,176	—	169,176
Dividend paid in respect of previous year	9	(b)	—	—	—	—	(103,735)	—	(103,735)	—	(103,735)
Shares issued upon exercise of share options			351	4,418	(1,495)	—	—	—	3,274	—	3,274
Equity settled share-based transactions			—	—	2,362	—	—	—	2,362	—	2,362

At 28 February 2011			76,851	1,079,415	21,931	7	577,085	4,327	1,759,616	—	1,759,616

BUSINESS REVIEW

During the six months ended 29 February 2012, we continue to build on the pricing stability what we initiated in FY2011. During the period, we raised weighted exit acquisition and contract renewal ARPU for the broadband services to HK$146/month in February 2012, up from HK$139/month in August 2011 and delivered 27,000 net additions versus 25,000 net additions for the same period last year. The ARPU enhancement plus subscriber growth drove the following:

1.	The Group’s turnover increased by 11.2% year-on-year to HK$918.3 million. Revenue growth driven an increase in FTNS business’s turnover by 13.9% to HK$828.0 million, which more than offset the decline in IDD of 8.5% year-on-year to HK$90.3 million. FTNS’s turnover dominated 90.2% of the Group’s turnover in 29 February 2012 (88.0% in 28 February 2011).

2.	EBITDA declined 6.8% to HK$281.2 million due to multimedia business start-up losses. Excluding multimedia business start-up losses of HK$20.8 million, Telecoms EBITDA was HK$302.0 million which is essentially flat versus same period last year.

3.	Flat Dividend Per Share to HK15 cents. In line with guidance issue last year, we have declared interim dividend per ordinary share of HK15 cents.

Fixed Telecommunications Network Services

On broadband services, we achieved 27,000 net additions to 617,000 subscriptions despite of ARPU increase during the period. Given this matured household penetration, the scope for additional growth is limited, which means our growth prospect will be dependent on raising ARPU and gradual gains in market share.

On local telephony, we achieved 19,000 net additions to 495,000 subscriptions by taking market share in an already matured sector. We gained market share by offering attractive bundling with our core broadband service and also up-selling voice services to broadband customers who did not subscribe to the bundle plans on initial subscription.

On IP-TV, we achieved 14,000 net additions to 195,000 subscriptions. In respect of IP-TV content, we intentionally do not focus on sports, as we consider this to be high revenue but low profit segment. For exclusive sports, the content providers enjoy an effective “monopoly” for their unique content, which means they are better positioned to capture the majority of the value chain from the market. Instead, for our IP-TV, we focus on offering value and on movies on demand, which helps us to position our service as a complimentary add-on service to our broadband offering.

International Telecommunications Services

During the six months ended 29 February 2012, IDD service revenue was down 8.5% to HK$90.3 million, with IDD traffic volume falling by 4.9% year-on-year to 195.9 million minutes. This segment continues to face intensive competition from traditional IDD service as well as other VoIP calling options, many of whom are offer free of charge on PC to PC platforms. On IDD service our strategy is to focus on cash flow and profitability rather than market share.

LIQUIDITY AND CAPITAL RESOURCES

As of 29 February 2012, the Group had total cash at bank and in hand amounting to HK$248.1 million (31 August 2011: HK$409.0 million) and outstanding borrowing of HK$8.2 million (31 August 2011: HK$1.2 million), which led to a net cash position of HK$239.9 million (31 August 2011: HK$407.8 million). As of 29 February 2012, the Group has utilised HK$7.7 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2011: HK$6.9 million), leaving HK$410.8 million available for future utilisation. The decrease in total cash and cash equivalents in FY2012 was mainly due to the payment of FY2011 final dividend of HK$116.0 million and the start up investment for the new multimedia business.

As of 29 February 2012, we had long-term liability mainly of obligation under finance lease which amounted to HK$0.2 million (31 August 2011: Our long-term liability consists mainly of obligation under finance lease which amounted to HK$0.3 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 29 February 2012 and 31 August 2011.

The debt maturity profiles of the Group as of 29 February 2012 and 31 August 2011 were as follows:

	29 February	31 August
	2012	2011
	HK $’000	HK$’000
Repayable within one year	7,968	950
Repayable in the second year	108	105
Repayable in the third to fifth year	129	183

Total	8,205	1,238

As of 29 February 2012, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position as of 29 February 2012 and 31 August 2011, no gearing ratio is presented.

As of 29 February 2012, we spent HK$226.8 million on capital expenditure including HK$26.3 million for multimedia business (28 February 2011: HK$ nil) versus HK$175.3 million as of 28 February 2011.

During the six months period, the Group has generated an adjusted free cash flow of HK$55.1 million, which is defined as EBITDA less capital expenditure and less net finance costs (28 February 2011: HK$127.9 million).

Our capital expenditure outlook for FY2012 is expected to be about HK$320 million to HK$350 million for core telecom business. Overall, the Group’s financial position remains sound for continuous business and network expansion.

Charge on Group Assets

As of 29 February 2012 and 31 August 2011, no deposit was pledged by the Group to secure its banking facilities.

Exchange Rates

Almost all of the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People’s Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flows requirements.

Contingent Liabilities

As of 29 February 2012, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.1 million (31 August 2011: HK$1.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2011: HK$5.6 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

RECENT DEVELOPMENT AND PROSPECTS

On 11 April 2012, the Group issued a public announcement “Very Substantial Disposal and Resumption of Trading” which outlines its intended disposal of the Group’s entire telecom business. For the full announcement, please refer to http://www.hkexnews.hk/listedco/listconews/sehk/ 2012/0411/LTN20120411008.pdf.

This proposed disposal, which is conditional upon the shareholders’ approval, represents a proposal for the Group to exit its telecommunications related businesses in Hong Kong and Canada and to enable the Group to focus on its multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”) which the Group started in 2003 when HKBN launched its IP-TV (now bbTV) services.

If the above transaction is completed, it will materially change the focus of the business nature of the Group to the Multimedia Business. A circular containing, among other things, further details of the disposal and a notice convening an extraordinary general meeting to approve the disposal is expected to be despatched to the shareholders of the Group on or before 2 May 2012 in accordance with the Listing Rules.

After the disposal, the principal focus of the Group will be its Multimedia Business. This includes the production, sales and distribution of Cantonese TV drama series, news programs (including its current bbTV news production) and other TV content. It will also include the offering of free TV programming services in Hong Kong.

The Group submitted an application to the Hong Kong Broadcasting Authority to obtain a domestic free television programme service licence in Hong Kong in December 2009. As part of the application, the Group has also submitted a detailed business plan for the 6 year period following grant of the licence, which contains the Group’s plan for the rolling out of (i) 3 self-produced channels, namely an integrated Cantonese channel, an integrated English channel, and a “round-the-clock” news channel; and (ii) 27 “world-class” partnership and turn-around channels. Whilst as of the date of this announcement, the grant of such licence is still pending, from the publicly available source, the Group understands that the Hong Kong Broadcasting Authority has recommended to the Chief Executive in Council that the Group and two other applicants be granted domestic free television programme service licences. Based on this, the Group believes that the risk of not being able to obtain the license is not high. The Group intends to make use of this free TV licence to distribute its self-produced drama and other content, as well as other international programs and content to the Hong Kong mass market. The domestic free television programme service is one of the Group’s distribution channels. The Group’s self-produced drama and other content can also be broadcast and distributed through many other channels both domestically and internationally, including via other TV stations, independent programme service providers, satellites and the Internet.

Since February 2012 the Group has started building a world-class multimedia production and distribution centre (“Multimedia Centre”) on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. The maximum gross floor area permitted for the Multimedia Centre is 500,000 square feet and the Group has committed to build a minimum of 320,500 square feet. Currently, the Group expects a total planned gross floor area of not less than 400,000 square feet for the Multimedia Centre housing (i) a number of studios, including a large 18,000 square feet studio, (ii) an exhibition centre for educational purposes, and (iii) a post-production suite with facilities and equipment to support super-high definition and 3D production. Invitations for tenders in respect of the main construction works for the Multimedia Centre are currently planned for May or June 2012 and the Multimedia Centre is expected to be fully operational in April 2014. The Multimedia Centre will be used by the Group as a focal point to produce drama series and a variety of television, Internet and other multimedia content. Depending on its final gross floor area, the Multimedia Centre is expected to cost not less than HK$800.0 million to build.

Recently, the Group also embarked on a large-scale recruitment exercise to acquire and establish a large pool of production crew and talent artistes (of which over 250 have already started and another 170 will start in the near future). The Group estimates the projected cost in relation to remuneration of these production crew and talent artistes for the 2 years ending 31 August 2014 to be HK$110.3 million and HK$97.0 million respectively based on their existing contracts. The Group will continue to recruit more production crew and talent artistes in the foreseeable future. At present, the Group has completed screen scripts for 1 TV drama series with 9 others in progress, awaiting commencement of production (ranging from 10–30 hours per series). The Group expects to commence production of its first three TV drama series in April or May 2012. The Group intends to produce approximately 260 hours of TV drama series in 2012.

Based on the Group’s current plans, the Multimedia Business is expected to generate revenue from 2013 onwards which will primarily comprise of advertising fees (assuming the Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees.

TALENT REMUNERATION

Including the directors of the Group, as at 29 February 2012, the Group had 3,018 permanent full-time Talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the period for the six months ended 29 February 2012.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the period for six months ended 29 February 2012, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all directors of the Company, the Company confirmed that they have complied with the required standard as set out in the Company Code during the six months ended 29 February 2012.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 29 February 2012.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK 15 cents per ordinary share in cash for the six months ended 29 February 2012 (six months ended 28 February 2011: HK 15 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 May 2012. Dividend warrants will be dispatched to shareholders of the Company on or around 31 May 2012.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 May 2012 to 18 May 2012 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 May 2012.

By Order of the Board Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 20 April 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Where the English and the Chinese texts conflicts, the English text prevails”